EXHIBIT 99.1

Patent Granted to O2Micro for Light Source Driving Circuits and Light Source Module

GEORGE TOWN, Grand Cayman, Oct. 01, 2020 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a patent for circuits that drive light sources, along with a light source module.

O2Micro was issued 21 claims under US patent US 10,757,770 B2 on Aug 25, 2020, for the invention of light source driving circuits and a light source module. The module supports dual light sources, along with a current allocation unit. The allocation unit adjusts the current through each light source based on the output.

Dr. Yung Lin, Executive Vice President, O2Micro, commented, “This light source driver fills the need for multi-color lighting applications through our intelligent current-allocation technique providing color adjustments. This technology will allow for light output temperature adjustment between Pure White Light and more traditional Warm Light without changing bulbs.”

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com